Special Meeting of Shareholders

A special meeting of shareholders of the Equity Fund and the International Growth Fund was held on February 29, 2000 to vote on the proposals listed below. The results were as follows:

Proposal 1: To consider a new investment sub-advisory agreement between Webster and Garzarelli relating to the U.S. Equity Fund.

           Votes For               Votes Against
           2,793,512                         0

Proposal 2: To consider an amendment to the investment management agreement between the Company and Webster to increase the advisory fee payable with respect to the International Growth Fund.

           Votes For               Votes Against
           1,847,036                          0

Proposal 3: To consider a new investment sub-advisory agreement between Webster and HGI relating to the International Growth Fund.

           Votes For               Votes Against
           2,793,512                          0